2nd November 1998

                      SKYEPHARMA SIGNS DEFINITIVE AGREEMENT
                               TO ACQUIRE DEPOTECH


SkyePharma   PLC   (LSE:    "SKP"/Nasdaq:"SKYEY")   and   DepoTech   Corporation
(Nasdaq:"DEPO") announced today that they have signed a definitive agreement for SkyePharma to acquire DepoTech.

The terms of the acquisition are substantially as announced by SkyePharma on October 19th, 1998. SkyePharma will offer approximately 2.7 million of its American Depository Shares (ADS's) in exchange for shares in DepoTech at the ratio of 1.86 ADS for each 10 shares of DepoTech Common Stock. Based on SkyePharma's closing ADS price on October 30th, and including the investment of $5 million made by SkyePharma as part of a strategic collaboration with DepoTech, the offer would value DepoTech's outstanding share capital at approximately $30.7 million, or the equivalent of $1.76 per DepoTech share.

Additional contingent payments would be made by SkyePharma if certain milestones are met by DepoTech. These would be triggered as follows:

o An additional 1.06 ADS for each 10 shares of DepoTech Common Stock if DepoCyt is launched in the U.S. no later than March 31st, 2000, and

o An additional 0.79 ADS for each 10 shares of DepoTech Common Stock if either of the following events occur before March 31st, 2000:
     o A development agreement is signed with a corporate partner for DepoMorphine, or
     o A development agreement is signed with a corporate partner for a macromolecule using DepoTech's DepoFoam technology.

Assuming a price of $9.50 per ADS, being the closing price on October 30, 1998, this would result in further consideration of $1.01 and $0.75 per share respectively, giving total contingent payments of up to approximately $25.7 million at this ADS price.

The Board of Directors of DepoTech has agreed to recommend the proposed transaction to its shareholders which will require their approval.

SKYEPHARMA - one of the world's leading drug delivery companies - develops and manufactures advanced drug delivery solutions. Its technologies include oral controlled release and inhalation systems.

DEPOTECH - is a drug delivery company dedicated to the development and manufacture of innovative, sustained-release therapeutic products based on DepoFoam technology. Products are being developed to satisfy medical needs in cancer, pain management and other fields. For the year ended December 31st, 1997, DepoTech had losses before tax of $21.4 million and net assets of $38.1 million.

This press release may contain forward looking statements regarding SkyePharma PLC and DepoTech Corporation. Actual results may differ materially from those described in the press release as a result of a number of factors, including but limited to the following: There can be no assurance that any product in the SkyePharma or DepoTech product pipelines will be successfully developed or manufactured, or that final results of human clinical trials will result in the regulatory approvals required to market products, or that final regulatory approval will be received in a timely manner, if at all, or that patient and physician acceptance of these products will be achieved. The Companies undertake no obligation to revise or update any such forward-looking statements to reflect events or circumstances after the date of this release.

For DepoTech additional risk factors include but are not limited to, uncertainties involved in obtaining regulatory approval for DepoCyt, DepoMorphine or any of the company's potential products in the U.S. and other markets, including timing of approval, if at all, and uncertainties involved in commercialization of DepoCyt, DepoMorphine or any of the company's potential products; corporate partner's ability to terminate collaborative agreements regarding DepoCyt, and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

The consummation of the proposed acquisition of DepoTech described in this press release and the terms of such acquisition are subject to among other things, regulatory approval and the approval of the shareholders of DepoTech. SkyePharma will file a registration statement under the U.S. Securities Act relating to the shares to be delivered in connection with the acquisition of DepoTech.

                      ------------------------------------

For further information please contact:

SKYEPHARMA PLC - U.K.
Ian Gowrie-Smith               Chairman & CEO                     0171 491 1777
Tim Ryan                       Corporate Communications           0171 491 1777
Lisa Carlton-Wilson            Investor Relations (U.S.)          212 753 5780

BUCHANAN COMMUNICATIONS
Tim Anderson                   Public Relations                   0171 466 5000

DEPOTECH CORPORATION
John Longenecker               President & COO                    619 625 2424

SALOMON SMITH BARNEY
Wilder Fulford                 Managing Director                  0171 721 2000
Anthony Parsons                Vice President                     0171 721 2000